

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2022

Adrian McKenzie-Patasar
Chief Executive Officer
American Leisure Holdings, Inc.
237 East Commercial Blvd., #208
Lauderdale by the Sea, FL 33309

> **Re: AMERICAN LEISURE HOLDINGS, INC.**
> **Offering Statement on Form 1-A**
> **Filed February 25, 2022**
> **File No. 024-11814**

Dear Mr. McKenzie-Patasar:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-4079 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Milan Saha, Esq.